Exhibit 99.3

INTERIM INVESTORS AGREEMENT

This INTERIM INVESTORS AGREEMENT (this “Agreement”), dated as of September 18, 2026, is made by and among (i) WD Capital Partners Holdings LP, a Delaware limited partnership (“Holdings”), (ii) WD Capital Partners Parent Inc., a Delaware corporation and direct wholly-owned subsidiary of Holdings (“Parent”), (iii) WD Capital Partners Merger Sub Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), (iv) Thomas C. Priore, the controlling equity holder of Holdings and the Company (as defined below) (the “Controlling Investor”), and (v) Searchlight IV SAT, L.P., a Delaware limited partnership (the “Investor”).

RECITALS:

A.	The Parties (as defined below) have engaged in discussions regarding the Transaction (as defined below).

B.	On the date hereof, Priority Technology Holdings, Inc., a Delaware corporation, (the “Company”), Parent and Merger Sub have executed an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into the Company, with the Company surviving the merger as the surviving corporation (such merger and the other transactions contemplated by the Merger Agreement, collectively, the “Acquisition”).

C.	Affiliates of the Investor have, on the date hereof, executed a preferred equity commitment letter (the “Commitment Letter”), pursuant to which such Affiliates of the Investor have agreed, subject to the terms and conditions set forth therein, to make an equity investment in Holdings (and indirectly in Parent) in connection with the Closing.

D.	Affiliates of the Investor have, on the date hereof, executed a Limited Guaranty in favor of the Company (a “Limited Guaranty”), pursuant to which such Affiliates of the Investor have agreed, subject to the terms and conditions set forth therein, to guarantee the payment of the Guaranteed Obligations (as defined in the Limited Guaranty) of Parent, in each case on the terms and subject to the conditions set forth in the Merger Agreement.

E.	Concurrently with the execution and delivery hereof, the Company, Parent, Merger Sub, the Controlling Investor and the individual holding common stock, par value $0.01 per share, of the Company (the “Common Stock”) set forth on Exhibit A (the Controlling Investor and such individual holding Common Stock, each a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”) have executed the Support Agreement (the “Support Agreement”), pursuant to which, among other things, the Supporting Stockholders have agreed to vote their Covered Shares (as defined in the Support Agreement) in favor of the Merger and to contribute their Owned Shares (as defined in the Support Agreement) to Holdings in exchange for newly issued equity interests of Holdings (the “Holdings Interests”) immediately prior to the Effective Time.

F.	In connection with the consummation of the Closing, and subject to the terms and conditions herein and in the Commitment Letter, Affiliates of the Investor that are party to the Commitment Letter will be issued Series A Preferred Unit Holdings Interests (the “Holdings Preferred Interests”) and Common Unit Holdings Interests in accordance with the terms of Exhibit B to the Commitment Letter (the “Preferred Equity Term Sheet”) in exchange for the Equity Commitment.

G.	The Parties wish to enter into this Agreement to set out certain terms and conditions of their agreement with respect to their conduct and certain responsibilities relating to their participation in the Transaction, the relationship among the Parties with respect to the Merger Agreement, the Commitment Letter, the Limited Guaranty and certain other Transaction Documents, and the transactions contemplated by each (including the Acquisition).

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which is acknowledged), the Parties hereby agree as follows:

1.	DEFINITIONS.

For purposes of this Agreement, the following terms shall have the following meanings (all other capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement):

(a) “Affiliate” has the meaning ascribed to such term in the Merger Agreement; provided that, for the avoidance of doubt, in no event shall any of the SCP Persons be considered an Affiliate of Holdings, Parent or Merger Sub.

(b) “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable state, foreign or supranational antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c) “Equity Commitment” means the commitment of the Affiliates of the Investor that are party to the Commitment Letter to purchase Series A Preferred Unit Holdings Interests having an aggregate initial stated value of up to $160,000,000 (but not less than $150,000,000), subject to the Commitment Letter and the Equity Documentation.

(d) “Equity Documentation” means the Purchase Agreement and Governing Document (as each such term is defined in the Preferred Equity Term Sheet), and any related instruments, pursuant to which the Holdings Preferred Interests are issued and purchased, as contemplated by the Commitment Letter.

(e) “Liability” means any and all liabilities, debts, guarantees, commitments, assurances, claims or obligations of any nature, whether direct or indirect, accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, asserted or unasserted, due or to come due, or determined or determinable, including any direct damages (including reasonable and documented attorneys’ or accountants’ fee incurred in the investigation of any claim), but specifically excluding any special, indirect, consequential (including lost profits or diminution of value) or punitive damages, except to the extent punitive damages are awarded in connection with a third party claim.

(f) “Parties” means, collectively, the Controlling Investor, Holdings, Parent, Merger Sub, and the Investor.

(g) “Proceeding” means any claim, action, suit, arbitration, demand, mediation, audit or other proceeding by or before any Governmental Entity (including any Regulatory Proceeding).

(h) “Proportionate Share” means, with respect to the Investor and the Controlling Investor, the proportionate share set forth next to such Party’s name as follows, in each case, as may be modified in accordance with this Agreement: (i) the Investor – 9.2% (as such amount shall be ratably reduced in accordance with any reduction in the Initial Aggregate Stated Value of the Holdings Preferred Interests purchased by the Investor on the Closing Date); and (ii) the Controlling Investor – 90.8% (as such amount shall be ratably increased in accordance with any such reduction of the Investor’s Proportionate Share).

(i) “SCP Person(s)” means (i) any direct or indirect equity holder, partner, member or manager of Searchlight Capital Partners IV, L.P. or the Investor, (ii) each of the respective Affiliates of the foregoing, from time to time and (iii) any portfolio company invested in by the Persons set forth in the foregoing clauses (i) or (ii).

(j) “Transaction” means, collectively, the transactions contemplated by the Merger Agreement, the Commitment Letter, the Equity Documentation, the Limited Guaranty, the Support Agreement and this Agreement.

(k) “Transaction Documents” means this Agreement, the Merger Agreement, the Commitment Letter, the Equity Documentation, the Limited Guaranty, the Support Agreement and the other agreements and instruments entered into in connection therewith.

2.	TERM; TERMINATION.

This Agreement shall become effective on the date hereof and shall terminate automatically without the need for any further action by any Person (except with respect to this Section 2, Sections 4(e), 5, 7-9, 11-13, and 15-21, which shall survive in accordance with their terms, or if no term is specified, indefinitely) upon the earlier of: (a) execution of a written instrument by the Investor and the Controlling Investor expressly terminating this Agreement; (b) the occurrence of all of (i) the Closing under the Merger Agreement, (ii) the funding in full of the Investor’s funding obligations pursuant to the Commitment Letter and (iii) the issuance to the Investor of the Holdings Preferred Interests in accordance with the Commitment Letter; and (c) the valid termination of the Commitment Letter or the Merger Agreement, in each case, in accordance with its terms (the date of any such termination of this Agreement, the “Termination Date”); provided, that, subject to any limitations set forth in Section 5(c)(iii), Liability for any willful breach or failure to comply with the terms of this Agreement shall survive such termination.

3.	CERTAIN AGREEMENTS AMONG THE PARTIES.

(a) Authority of Holdings, Parent and Merger Sub; Actions Under Merger Agreement and Transaction Documents.

(i) Except as otherwise provided in this Agreement, the Controlling Investor shall cause Parent and Merger Sub to take any actions necessary in order for Parent and Merger Sub to comply in full with the terms and conditions of, and their respective obligations under, the Merger Agreement, the Support Agreement and any other Transaction Document.

(b) Holdings LPA. The Investor, the Controlling Investor and Holdings each agrees to negotiate in good faith the form of, and agrees to enter into, concurrently with the Closing, a limited partnership agreement (the “Holdings LPA”) in accordance with the terms set forth on the Preferred Equity Term Sheet and/or such additional or modified terms as the Investor and the Controlling Investor may unanimously agree, and the Investor shall act reasonably and in good faith with respect thereto; provided, that in no event shall the Holdings LPA be a condition to the Closing. If the Holdings LPA is not executed on or prior to the Closing, the Parties agree that the Preferred Equity Term Sheet shall govern the rights and obligations of the Parties with respect to the Holdings Preferred Interests until such time as the Holdings LPA is executed.

(c) Communications with the Company. From and after the date hereof until the earlier of the Termination Date and the Effective Time, the Controlling Investor, Holdings, Parent and Merger Sub agree to keep the Investor promptly informed of all material communications with the Company and its Affiliates and representatives related to the material terms of the Commitment Letter and the Limited Guaranty and, to the extent reasonably related to the Equity Commitment, the material terms of the Merger Agreement, the Support Agreement, or any other relevant Transaction Document.

(d) No Interim Period Operations. Unless otherwise agreed by the Investor, prior to the Closing, the Controlling Investor shall cause Holdings, Parent and Merger Sub not to conduct any business or activities, or incur any obligations or liabilities, except as contemplated hereby or in connection with the Transaction (or obligations incurred in connection with the negotiation and consummation of the Transaction and the Transaction Documents, or in connection with Holdings’, Parent’s or Merger Sub’s incorporation or organization).

(e) Acquisition Entity Covenants; Structure. The Controlling Investor, Holdings, Parent and Merger Sub each agrees that, from and after the date hereof until the earlier of the Termination Date and the Effective Time (except (x) as otherwise expressly contemplated by this Agreement or another Transaction Document or (y) with the prior written consent of the Investor):

(i) (A) the Controlling Investor will not transfer his equity interests in Holdings, (B) Holdings will not transfer its equity interests in Parent, and (C) Parent will not transfer its equity interests in Merger Sub;

(ii) each of Holdings, Parent and Merger Sub, shall not issue any interests or securities, or any options, warrants, convertible, exercisable or exchangeable securities or other rights to subscribe for, purchase or otherwise acquire any interests or securities, to any Person; and

(iii) each of the Controlling Investor, Holdings, Parent and Merger Sub shall not change the ownership structure, capitalization, tax classification or legal form of Holdings, Parent or Merger Sub.

(f) Company Monthly Financial Information. From and after the date hereof until the earlier of the Termination Date and the Effective Time, the Controlling Investor shall use reasonable best efforts to obtain, and shall cause the delivery to the Investor of: (i) monthly business reviews, prepared on a consolidated basis and by segment (solely with respect to Merchant Solutions, Payables and CFTPay), in each case, in format consistent with the Company’s and its Subsidiaries’ historical reporting practices, and (ii) a monthly CFO file and CFTPay performance report, in each case of subclauses (i) and (ii), no later than 30 days after the end of each calendar month.

4.	REGULATORY MATTERS.

(a) The Investor represents, warrants and covenants to the Controlling Investor, Holdings, Parent and Merger Sub that the information supplied or to be supplied by the Investor in writing in connection with the filings or notifications in connection with or relating to any Governmental Entity filing or approval required in connection with the Transaction is accurate, true and complete in all material respects and does not contain any untrue statement of a material fact.

(b) Without limitation of the foregoing, and subject to the terms of this Agreement (including Section 4(e)) and the limitations in Section 6.3 of the Merger Agreement (which is hereby incorporated herein with respect to the Parties), each of the Controlling Investor, Holdings, Parent and Merger Sub shall use reasonable best efforts to, and to cause each of its respective controlled Affiliates (as defined in the Merger Agreement) to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable in order to enable and permit such parties to fulfill its respective obligations under Section 6.3 of the Merger Agreement in all material respects, to consummate the Merger and obtain promptly all Consents (including any Restructuring Consents) from any Governmental Entity or third party necessary, proper or advisable to consummate the Merger.

(c) In connection with any proposed notifications or filings and any written communications or submissions (including draft proposals, commitments or agreements) made by Holdings, Parent or Merger Sub to any Governmental Entity and relating to the Investor, Parent and Merger Sub shall permit the Investor and its counsel reasonable opportunity to review in advance and provide reasonable comments on any such notification, filing, written communication or submission, and shall in good faith consider and incorporate any such comments of Investor with respect to any portion of such notification, filing, written communication or submission to the extent it pertains to the Investor.

(d) Without limiting the foregoing, each of the Controlling Investor, Holdings, Parent and Merger Sub undertakes, to the extent permitted by applicable Law or a Governmental Entity, to promptly notify the Investor as soon as reasonably practicable if it becomes aware of any material inquiry by, or material meetings (including any such meetings via telephone or videoconference) with, any Governmental Entity, in each case in relation to the Acquisition. In addition, to the extent permitted by applicable Law or a Governmental Entity, each of the Controlling Investor, Holdings, Parent and Merger Sub shall, promptly upon the written request of the Investor, notify the Investor of any other (i.e., non-material) inquiries by, or meetings (including via telephone or videoconference) with, any Governmental Entity relating to the Acquisition of which it is aware as of the date of such request (including any such inquiries or meetings that occurred prior to the date of such request).

(e) Limitations on Obligations. Notwithstanding anything in this Agreement to the contrary, but subject to and without limitation of the Holdings LPA, in no event shall the Investor or any of its Affiliates, whether prior to or following the Closing, have any obligation or other Liability under this Section 4 to: (i) increase the amount of its Equity Commitment, or otherwise pay any amounts, in excess of the aggregate amount of equity committed by the Investor in the Commitment Letter, unless agreed by the Investor, and other than as contemplated by the Preferred Equity Term Sheet (subject to the terms thereof and hereof); (ii) contribute or pay any amount to or on behalf of Parent or Merger Sub pursuant to this Section 4; (iii) disclose or provide information that would reasonably be expected to jeopardize privilege or be in breach of applicable Law or a binding contractual obligation or duty of confidentiality; (iv) subject to the terms of the Merger Agreement, undertake or commit to, or cause any portfolio company, investment fund or other Affiliate of the Investor, or any director, officer, employee, general partner, limited partner, member, manager or Affiliate of any of the foregoing to undertake or commit to, any divestiture, license or disposition; take or commit to any consent decree or hold separate order (regardless of the consideration), or limit or restrict its or their freedom of action or conduct with respect to any business; pursue, commence or defend through any Proceeding against any Governmental Entity or other Person; (v) be required to initiate, prosecute, or defend any Proceeding (including any proceeding, whether judicial or administrative) challenging or seeking to prevent, enjoin, or delay the consummation of the Transaction; (vi) contest, resist, or appeal any Proceeding brought by any Governmental Entity to prevent or enjoin the Closing; or (vii) take any action to have vacated, lifted, reversed, or overturned any order of a Governmental Entity that restrains, prevents, or prohibits the consummation of the Merger or any of the other Transactions; in each case, other than to provide responsive information required to make any submission, filing or application to a Governmental Entity and to otherwise cooperate in connection with any such submission or application as is reasonably necessary and customary under the circumstances, including making an appropriate response to any requests for additional material by a Governmental Entity made pursuant to any Antitrust Law or other applicable Law as promptly as reasonably possible.

5.	FEES & EXPENSES.

(a) General Responsibility. Except as otherwise set forth herein, in the reimbursement obligations of the Investor’s expenses pursuant to Section 10 of the Commitment Letter, or as expressly agreed in another written agreement executed by the Investor and the Controlling Investor, the Investor, the Controlling Investor, Holdings, Parent and Merger Sub, shall each pay their own fees and expenses incurred in connection with evaluating, pursuing, negotiating, undertaking, consummating or entering into the Transaction Documents and the Transaction.

(b) Expense Reimbursement. Notwithstanding Section 5(a), if the Merger Agreement is terminated, (A) to the extent any monetary damages, break fees, termination fees, work fees, expense reimbursement or similar payments (including a Company Termination Fee) are received by the Controlling Investor, Holdings, Parent or Merger Sub (as applicable) in connection therewith, such amounts shall (I) first, be used to satisfy and pay or reimburse any expenses incurred by the Investor (subject to Section 10 of the Commitment Letter) or the Controlling Investor, and (II) second, be, with respect to any balance remaining, aggregated and paid to the Investor and the Controlling Investor in proportion to their respective Proportionate Shares, unless otherwise agreed by the Investor and the Controlling Investor, or (B) if no monetary damages, break fees, termination fees, work fees, expense reimbursement or similar payments (including a Company Termination Fee) are paid to the Controlling Investor, Holdings, Parent or Merger Sub in connection therewith, or to the extent such amounts are insufficient to pay or reimburse all such expenses, each of the Investor and the Controlling Investor, on behalf of Holdings, Parent and Merger Sub, will be responsible for its respective Proportionate Share of the amount of remaining expenses that exceeds such proceeds (if any). Any expenses shall be calculated and allocated so as to not double count any fees, expenses or other amounts contemplated thereby.

(c) Parent Termination Fee. Without limitation of the foregoing of this Section 5, any Guaranteed Obligations payable by the Investor and any of its Affiliates in connection with the Transaction pursuant to the Limited Guaranty (together with out-of-pocket costs or expenses, including attorneys’ and other advisors’ fees, to defend or settle any Proceeding related thereto, collectively, with the Guaranteed Obligations the “Termination Fees”) shall be borne by the Investor; provided, however, that, to the extent that any Termination Fees are payable as a result of the Controlling Investor’s, Holdings’, Parent’s or Merger Sub’s (or any of their respective Affiliates’) (i) breach or failure to perform, directly or indirectly, any provision, term, covenant, agreement or condition set forth in this Agreement or any Transaction Document, (ii) action or inaction, in either case, that causes a breach or failure to perform by the Controlling Investor, Holdings, Parent or Merger Sub of a Transaction Document, (iii) action or inaction that causes Parent or Merger Sub to fail to obtain all required approvals and consents set forth in Section 7.1 of the Merger Agreement, including, but not limited to the Stockholder Approval and the Restructuring Consents sufficient to meet the Material Jurisdiction Threshold, on or prior to the time periods set forth in the Merger Agreement and in any event on or prior to the Outside Date, or (iv) action or inaction that otherwise is the cause of the valid termination of the Merger Agreement and the Investor’s obligation to pay the Termination Fees pursuant to Section 8.4(d) of the Merger Agreement (in each case, such Party, a “Breaching Buyer Party”, and each event described in clauses (i) through (iv), a “Buyer Breach Event”), then the Investor shall be entitled to enforce the rights and remedies with respect to the repayment of the Termination Fees in full by the Controlling Investor pursuant to this Section 5(c).

(i) Controlling Investor Guaranty. As consideration to induce the Investor to enter into the Transaction Documents, the Controlling Investor hereby irrevocably, absolutely and unconditionally personally guarantees the due and punctual payment by the Controlling Investor (or his designee), on behalf of himself or any other Breaching Buyer Party following a Buyer Breach Event, of any and all Termination Fees paid by the Investor following a Buyer Breach Event. All payments pursuant to this Section 5(c) shall be made in cash by the Controlling Investor promptly following receipt of written notice from the Investor in lawful money of the United States in immediately available funds. The Controlling Investor shall make all payments pursuant to this Section 5(c) free and clear of any deduction, offset, defense, claim or counterclaim of any kind.

(ii) This Section 5(c) is a guarantee of payment only, not collection, and a separate action or actions may be brought and prosecuted against the Controlling Investor to enforce this Section 5(c), irrespective of whether any action is brought against Holdings, Parent, Merger Sub or any other Person or whether Holdings, Parent, Merger Sub or any other Person is joined in any such action or actions. Without limiting the foregoing, the liability of the Controlling Investor under this Section 5(c) shall, to the fullest extent permitted under applicable Law, be absolute and unconditional, irrespective of: (i) any change in the corporate existence, structure or ownership of the Controlling Investor, Holdings, Parent or Merger Sub, or any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding of the Controlling Investor, Holdings, Parent or Merger Sub or affecting any of their respective assets; (ii) the failure or delay on the part of the Investor to assert any claim or demand or to enforce any right or remedy against the Controlling Investor, Holdings, Parent, or Merger Sub or any Person now or hereafter liable with respect to the payment of the Termination Fees pursuant to this Section 5(c) or otherwise interested in the transactions contemplated by the Merger Agreement; (iii) the adequacy of any other means the Investor may have of obtaining repayment or reimbursement of the Termination Fees, (iv) the existence of any claim, counterclaim, deduction, set-off or other right that the Controlling Investor or any other Person may have at any time against the Investor or any other Party; (v) the right by statute or otherwise to require the Investor to institute suit against the Company or to exhaust any rights and remedies which the Investor has or may have against the Company under the Limited Guaranty; (vi) any change in the applicable Law of any jurisdiction; or (vii) any other defense that might operate as a legal or equitable discharge of a guarantor or surety.

(iii) The Investor agrees that (A) in no event shall the Controlling Investor be obligated to guaranty any payment in excess of the Termination Fees actually paid by the Investor (which Termination Fees, for the avoidance of doubt, shall in no event exceed the Maximum Aggregate Amount (as defined in the Limited Guaranty) plus up to $2,000,000 in Termination Fees consisting of any out-of-pocket costs or expenses, including attorneys’ and other advisors’ fees, to defend or settle any Proceeding related thereto), and (B) the payment of the Termination Fees (subject to the foregoing cap) by the Controlling Investor shall be the sole and exclusive remedy of the Investor and its Affiliates against the Controlling Investor, Holdings, Parent, Merger Sub and their respective former, current or future direct or indirect equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers or representatives, for any and all losses, Liabilities or damages suffered or incurred by the Investor or any of its Affiliates in connection with the Transaction or the Transaction Documents, including in respect of any willful or intentional breach of this Agreement or any other Transaction Document; provided, however, that the foregoing shall not limit the Investor’s right pursuant to this Agreement and Section 10 of the Equity Commitment Letter, to recover any losses, Liabilities or damages, including for the avoidance of doubt, any out-of-pocket legal expenses or other costs incurred or arising therefrom, arising from or in connection with fraud by the Controlling Investor, Holdings, Parent, Merger Sub or any of their respective Affiliates, and, provided, further, that, the Controlling Investor shall cause the Company to indemnify, defend and hold harmless the Investor and each of its Affiliates, partners, officers, directors and employees from and against any and all Liabilities arising out of or in connection with any Proceeding asserted by a third party relating to or arising out of Transactions and/or the Transaction Documents, and the Investor agrees that, except as set forth in the immediately preceding proviso, it shall not seek, and shall cause its Affiliates not to seek, to recover any other monetary damages or any equitable relief (including specific performance or injunctive relief) in connection therewith. Subject to the foregoing, to the fullest extent permitted by applicable Laws, the Controlling Investor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Investor. The Controlling Investor waives promptness, diligence, notice of acceptance of the obligations of this Section 5, presentment, demand for payment, notice of nonperformance, default, dishonor and protest, notice of the incurrence of any payment of the Termination Fees and all other notices of any kind, all defenses which may be available by virtue of any stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshaling of assets, and all suretyship defenses generally (in each case, other than (i) the Controlling Investor’s right to assert any and all defenses based on breach of this Agreement, (ii) fraud by the Investor or (iii) payment in full of the Termination Fees).

(iv) No failure on the part of the Investor to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Investor of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power. Each and every right, remedy and power hereby granted to the Investor or allowed it by applicable Law or other agreement shall be cumulative and not exclusive of any other and may be exercised by the Investor at any time or from time to time.

(v) Acknowledgement. The Controlling Investor acknowledges and agrees that the Investor is entering into this Agreement, the Limited Guaranty, the Commitment Letter and the other Transaction Documents in reliance upon the terms and obligations of this Section 5(c) and that the Investor would not have agreed to enter into the Transaction Documents without such agreement hereunder.

6.	REPRESENTATIONS AND WARRANTIES.

(a) General Representations & Warranties. Each Party represents and warrants to each other Party as of the date hereof and as of the Closing that:

(i) with respect to any Party that is an entity, it is duly organized or incorporated, validly existing and in good standing under the Laws of the jurisdiction of organization or incorporation and has all requisite power and authority to conduct its business as it is now being conducted and is proposed to be conducted;

(ii) it has all organizational power (solely with respect to any Party that is an entity) and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated herein;

(iii) subject to the filings, consents, approvals and other actions contemplated by the Merger Agreement (including the schedules thereto) or this Agreement, the execution, delivery and performance of this Agreement by it has been duly and validly authorized and approved by all necessary limited partnership, limited liability company, corporate or other organizational action and does not conflict with, violate or contravene (A) solely with respect to any Party that is an entity, any provision of its certificate of limited partnership, formation or incorporation, partnership agreement, limited liability company agreement, operating agreement, bylaws or similar Organizational Documents, (B) any material contract to which it or its assets are subject or (C) any applicable Law binding on it or any of its property or assets, except, in the case of clauses (B) and (C), for such conflicts, violations or contraventions which would not, individually or in the aggregate, reasonably be expected to prevent, restrict or materially delay the ability of such Party to perform its obligations under this Agreement or to consummate the Transaction;

(iv) this Agreement has been duly and validly executed and delivered by it and, assuming this Agreement constitutes a valid and binding agreement of the other Parties hereto, constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this Agreement (subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights generally, and rules of law governing specific performance, injunctive relief and other equitable remedies); and

(v) the Controlling Investor has sufficient cash and/or assets on hand in an amount not less than the amount necessary to make the payments contemplated by Section 5(c) or has such other financial means at its disposal to enable such Controlling Investor to pay the amounts contemplated by Section 5(c) when due pursuant to the terms and subject to the terms of this Agreement.

(b) Capitalization. The Controlling Investor, Holdings, Parent and Merger Sub each represents and warrants to the Investor as of the date hereof that:

(i) (A) the Controlling Investor owns 100% of the equity interests of Holdings, (B) Holdings owns 100% of the equity interests of Parent, (C) Parent owns 100% of the equity interests of Merger Sub, in each case, free and clear of any Liens (other than restrictions on transfer under applicable securities Laws, the Organizational Documents of such Persons and/or this Agreement, as the case may be);

(ii) there are no outstanding warrants, options, convertible or exchangeable securities or other rights pursuant to which any Person may subscribe for, purchase or acquire any limited liability company interests, capital stock, general partner interest or limited partner interest (as applicable) of Holdings, Parent or Merger Sub, other than this Agreement, the Commitment Letter, the Holdings LPA, and the Organizational Documents of Holdings, Parent and Merger Sub; and

(iii) neither Holdings, Parent or Merger Sub has, prior to the date hereof, (A) engaged in any business activities or conducted any operations or (B) acquired or otherwise held any assets or incurred any liabilities other than, in each case, those incidental to its formation or in connection with the entry into this Agreement and the Merger Agreement and the other Transaction Documents and Transactions.

7.	CONDUCT OF CERTAIN LITIGATION.

(a) In the event that the Investor, the Controlling Investor or any of their respective Affiliates, Holdings, Parent or Merger Sub, become subject to a Proceeding by the Company or any of its Affiliates pursuant to or in connection with the Merger Agreement or the transactions contemplated thereby, which (i) involves an allegation of a breach by the Controlling Investor or any of its Affiliates, Parent or Merger Sub of an obligation under the Merger Agreement or any Transaction Document to cause the Investor or its Affiliates to take or refrain from taking any action or (ii) involves a factual allegation that, if true, would constitute a breach by the Investor or its Affiliates of an obligation under this Agreement, including for the avoidance of doubt any breaches of fiduciary duty or similar Proceeding brought against the Controlling Investor, Holdings, Parent or Merger Sub to which the Investor becomes subject (with respect to the Investor or its Affiliates, a “Related Claim”), then the Controlling Investor, Holdings, Parent, Merger Sub or their applicable Affiliates subject to such Proceeding (as applicable) shall deliver notice of such Related Claim to the Investor reasonably promptly after becoming aware of such Related Claim (and in any event no later than 2 Business Days after being served or otherwise receiving a demand letter, subpoena, summons or similar instrument). Notwithstanding the foregoing, the Investor shall have the right (but not the obligation) within 30 days after receipt of notice or becoming subject to any Related Claim, to elect to (x) in the case of a Related Claim primarily or exclusively related to the Investor, control the defense of such Related Claim jointly with the Controlling Investor, Holdings, Parent or Merger Sub (as applicable) and (y) in the case of any other Related Claim, to participate in the defense of such Related Claim with the Controlling Investor, Holdings, Parent or Merger Sub in respect of which such claim is a Related Claim, it being understood that, with respect to any Related Claim, the Investor may employ counsel, at its own expense, separate from the counsel employed by the Controlling Investor, Holdings, Parent or Merger Sub.

(b) The Investor shall cooperate with the Controlling Investor, Holdings, Parent or Merger Sub in the defense of any claim contemplated by Section 7(a); provided, however, that no Investor or other Person shall be required to commence any legal action or other Proceeding in connection therewith. The Controlling Investor shall not (and shall cause Holdings, Parent and Merger Sub (as applicable) not to) admit any Liability with respect to, or settle, compromise or discharge, any Related Claim without the Investor’s prior written consent (not to be unreasonably withheld, conditioned or delayed unless any such settlement, compromise or discharge of a Related Claim relates exclusively to the Investor or its Affiliates).

8.	NO THIRD-PARTY BENEFICIARIES.

The Parties agree that this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns, and nothing express or implied in this Agreement is intended to, or shall, confer upon any other Person other than the Parties any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Parties to enforce, the obligations set forth herein; provided, however, that the Non-Recourse Parties shall be express third party beneficiaries of Section 12.

9.	CONFIDENTIALITY; PUBLICITY.

Each Party acknowledges and agrees that the terms and existence of this Agreement, including any and all information regarding the Transaction Documents are subject to the applicable Confidentiality Agreements (as defined below) and the confidentiality provisions of the Merger Agreement, the Commitment Letter and the Limited Guaranty, which are incorporated herein with respect to the Parties (as if parties thereto). The Parties will coordinate in good faith with respect to any and all press releases and other public relations matters with respect to the Transaction, including the initial press release to be issued with respect to the Transaction or any other public announcement or comment, and responses to any incoming inquiries to the Parties or their Affiliates from the press or otherwise. Unless otherwise required by Law or the applicable rules of any stock exchange or regulatory authority (in which case, the Investor (if the disclosing Party is the Investor) or the Controlling Investor (if the disclosing Party is the Controlling Investor, Holdings, Parent or Merger Sub) shall give the Controlling Investor or the Investor, as applicable, notice and opportunity to review such disclosure), no Party may issue any press release or otherwise make any public announcement or comment on the Transaction (or the failure of the Transaction to be consummated), without the prior written consent of the Investor (if such Party is the Controlling Investor, Holdings, Parent or Merger Sub) or the Controlling Investor (if such Party is the Investor).

10.	NOTICES.

Each of the Controlling Investor, Holdings, Parent and Merger Sub (as applicable) shall promptly deliver to the Investor any notices delivered to the Controlling Investor, Holdings, Parent or Merger Sub pursuant to the Merger Agreement or any other Transaction Document. All notices, requests, consents, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given to the receiving Party(ies) (a) when delivered by hand, (b) when sent by email (to the extent no “bounce back” or similar message indicating non-delivery is received with respect thereto) or (c) one Business Day following the day sent by an internationally recognized overnight courier (providing proof of delivery to the proper address), in each case, at the addresses and email addresses (or to such other address or email address as such receiving Party(ies) may have specified by notice given to the other Party(ies) pursuant to this provision), it being sufficient to prove service of a notice if such envelope or email message containing such notice was properly addressed and delivered to the relevant address set forth below.

If to the Investor:

Searchlight Capital Partners, L.P.

745 Fifth Avenue, 27th Floor

New York, New York 10151

Attention: Nadir Nurmohamed

Email: * * *

with a copy (that shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

Attention: David Beller; Philip Wolf

Email: david.beller@lw.com; philip.wolf@lw.com

If to the Controlling Investor, Holdings, Parent or Merger Sub:

2001 Westside Parkway, Suite 155

Alpharetta, Georgia 30004
Attention: Thomas Priore
Email: * * *

with a copy (that shall not constitute notice) to:

McDermott Will & Schulte LLP
One Vanderbilt Avenue
New York, New York 10017
Attention: Benjamin Kozinn; Lauren Troeller; Eric Orsic
Email: bkozinn@mcdermottlaw.com; ltroeller@mcdermottlaw.com; eorsic@mcdermottlaw.com

11.	REMEDIES.

(a) Specific Performance; Generally. Each Party agrees that, except as provided herein, this Agreement shall be enforceable by all available remedies at law or in equity (including specific performance). For the avoidance of doubt, the rights and remedies of any Party contained herein, and the exercise of any right or remedy by such Party hereunder, is in addition to and not exclusive of any other right or remedy that such Party may have at law or in equity. Without limitation of the foregoing, each Party agrees that irreparable damage would occur and the Parties would not have an adequate remedy at law if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, each Party agrees that each other Party will be entitled to injunctive relief from time to time to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case (i) without the requirement of posting any bond or other indemnity and (ii) in addition to any other remedy to which such Party may be entitled, at law or in equity. Furthermore, each Party agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement, and to specifically enforce the terms of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement.

(b) Limitation on Damages. Notwithstanding anything herein to the contrary, none of the Parties hereto (nor any of their Affiliates) shall have the right to recover amounts based on a multiple of earnings, diminution of value, lost profits or benefit of the bargain damages, or any special, incidental, exemplary, punitive, indirect or consequential damages under this Agreement or otherwise in respect of any breach of this Agreement by any Party (except, in the case of punitive damages only, to the extent such punitive damages are payable to a third party in connection with any such breach).

12.	NON-RECOURSE.

Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, by their acceptance of the benefits of the Agreement, the Parties covenant, agree and acknowledge that no Person other than the Parties (and their successors and permitted assigns) has any rights, remedies, benefits, Liabilities, obligations or commitments (whether known or unknown or whether contingent or otherwise) hereunder, and no personal liability shall attach to the former, current or future equityholders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of the Parties or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate, financing sources or Representatives of any of the foregoing or their successors or assigns other than the Parties (each, other than the Parties and the Affiliates of the Investor that are party to the Commitment Letter and Limited Guaranty, a “Non-Recourse Party”), whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of a Party against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise, other than (a) such Party’s rights and claims under this Agreement against the Parties and their respective actual assignees and (b) any Person’s rights and claims under any other agreement entered into in connection with the Transaction against the other parties thereto (including, without limitation, the rights of Holdings against the Affiliates of the Investor that are party to the Commitment Letter); and the Parties hereby further agree that this Agreement may only be enforced against, and any action, cause of action, claim, demand or other similar action or proceeding that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against (and the Parties agree not to bring any such Proceeding or Claim against any Person other than), the Persons expressly named as Parties.

13.	ASSIGNMENT.

No Party may assign this Agreement or any of such Party’s rights or obligations hereunder, in whole or in part, by operation of law or otherwise, without the prior written consent of the Investor (if such Party is the Controlling Investor, Holdings, Parent or Merger Sub) or the Controlling Investor (if such Party is the Investor), provided, that the Investor shall have the right to assign this Agreement and its respective rights and obligations hereunder (without the consent of any person or entity) to one or more investment funds, alternative investment vehicles, accounts or special purpose vehicles managed exclusively by Searchlight Capital Partners, LP; provided, further, that no such assignment shall release the Investor of its obligations hereunder until the actual purchase and sale of the Holdings Preferred Interests on the Closing Date by the relevant assignee or transferee.

14.	AMENDMENTS; WAIVERS.

Except as otherwise expressly contemplated in this Agreement, no amendment, modification or discharge of this Agreement shall be valid or binding unless agreed in writing by the Investor and the Controlling Investor, and making specific reference to this Agreement. Except as otherwise expressly contemplated in this Agreement, any waiver hereunder shall only be valid if set forth in writing by the Party against whom enforcement of such waiver is sought, and making specific reference to this Agreement. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any Party may otherwise have at law or in equity.

15.	SEVERABILITY.

If any term or other provision of this Agreement is finally determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any applicable rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party or such Party waives such Party’s rights under this Section 15 with respect thereto. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

16.	GOVERNING LAW.

This Agreement, and all Claims, Proceedings or other causes of action of the Parties (whether in contract or in tort or otherwise, or whether at law, including at common law or by statute, or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance or subject matter hereof, including matters of validity, construction, effect, performance and remedies, shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to principles of conflict of laws.

17.	JURISDICTION; VENUE.

All Claims, Proceedings or other causes of action (whether in contract or in tort or otherwise, or whether at law, including at common law or by statute, or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance or subject matter hereof, including matters of validity, construction, effect, performance and remedies shall be raised to and exclusively determined by the state or federal court sitting in New Castle County in the State of Delaware (or any appellate court therefrom) to whose jurisdiction and venue the Parties unconditionally consent and submit. Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of any Claim or Proceeding arising out of this Agreement in such court and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Claim or Proceeding brought in any such court has been brought in an inconvenient forum. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10 hereto shall be effective service of process for any Claim or Proceeding brought against such Party in any such court.

18.	WAIVER OF JURY TRIAL.

EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT SUCH PARTY AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 18.

19.	COUNTERPARTS.

This Agreement may be executed in one or more counterparts (including by means of email in “.pdf” format), all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. This Agreement shall not be denied legal effect merely because the signatures thereto were delivered by electronic transmission and each Party agrees not to contest the validity or enforceability of this Agreement merely because it is made electronically.

20.	ENTIRE AGREEMENT.

This Agreement, the Merger Agreement, the Commitment Letter, Limited Guaranty and other Transaction Documents (and all exhibits, annexes and schedules hereto and thereto, and the agreements and instruments referenced herein and therein) collectively constitute and contain the entire agreement and understanding of the Parties with respect to the subject matter hereof and thereof and supersede all prior negotiations, correspondence, understandings, agreements and contracts, whether written or oral, among the Parties respecting the subject matter hereof and thereof; provided, however, that notwithstanding anything to the contrary, any letter agreement (including any non-disclosure agreement, confidentiality agreement or other letter agreement relating to “Evaluation Material,” “Confidential Information” or other confidentiality or similar undertakings) entered into between or among any of the Parties or their respective Affiliates concerning the Company or the Transaction (“Confidentiality Agreements”) shall survive the execution or termination of this Agreement and continue to apply in accordance with its terms (except to the extent such terms otherwise contemplate or provide for termination upon execution of this Agreement or are terminated or superseded by any other Transaction Documents), it being understood and agreed that the Parties intend any such Confidentiality Agreement to survive execution of this Agreement.

21.	RULES OF CONSTRUCTION.

The following rules of construction will govern the interpretation of this Agreement: (i) notwithstanding anything to the contrary herein or in the Merger Agreement, for purposes of this Agreement neither the Company, Holdings, Parent and Merger Sub (or any of their respective Subsidiaries) shall be considered Affiliates of the Investor, and vice versa; (ii) references to the terms “Section,” “subsection,” “subclause,” “clause,” “Schedule”, “Annex” and “Exhibit” are references to the Sections, subsections, subclauses, clauses, Schedules, Annexes and Exhibits to this Agreement (as may be amended from time to time in accordance herewith) unless otherwise specified, and the table of contents and headings contained in this Agreement or in any Schedule, Annex or Exhibit are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (iii) the words “incur” or “accrued” mean that activities or omissions that result in an expense or other Liability have taken place, whether or not such expense or Liability has been invoiced, noticed, billed or otherwise become due; (iv) references to “written” or “in writing” include in electronic form; and (v) references to “the approval of” a Party, “agreed to by” a Party, any action by a Party or any action requiring the approval or consent of a Party means the action, approval or agreement, as applicable, of such Party. The provisions of Sections 1.2(a) – (j) and (p) – (r) of the Merger Agreement are hereby incorporated herein mutatis mutandis by this reference as though fully set forth herein.

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IN WITNESS HEREOF, the Parties have duly executed this Agreement (or caused this Agreement to be executed on such Party’s behalf by such Party’s duly authorized officer or other Representative, as applicable) as of the date first above written.

CONTROLLING INVESTOR:

/s/ Thomas C. Priore
Thomas C. Priore

HOLDINGS:

WD CAPITAL PARTNERS HOLDINGS LP

By:	WD Capital Partners Holdings GP LLC, its general partner

By:	/s/ Thomas C. Priore
Name:	Thomas C. Priore
Title:	President and Secretary

PARENT:

WD CAPITAL PARTNERS PARENT INC.

By:	/s/ Thomas C. Priore
Name:	Thomas C. Priore
Title:	President and Secretary

MERGER SUB:

WD CAPITAL PARTNERS MERGER SUB INC.

By:	/s/ Thomas C. Priore
Name:	Thomas C. Priore
Title:	President and Secretary

INVESTOR:

SEARCHLIGHT IV SAT, L.P.

By:	Searchlight Capital Partners IV GP AGG, LLC, its general partner

By:	Searchlight Capital Partners IV GP, L.P., its sole member

By:	Searchlight Capital Partners IV GP, LLC, its general partner

By:	/s/ Andrew Frey
	Name:	Andrew Frey
	Title:	Authorized Person